Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

July 20, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Arch Capital Group Ltd.

Form 10-K for the Year Ended December 31, 2009

Definitive Proxy Filed March 25, 2010

File No. 001-16209

Dear Mr. Rosenberg:

As discussed by telephone on July 15, 2010 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are responding to the additional comment raised by the Staff concerning the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the year ended December 31, 2009. For your convenience, we have reproduced the additional comment (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C.R. Hele

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer

Form 10-K for the Year Ended December 31, 2009

Total Return on Investments, page 71

1.              Please refer to our Comment 1. You state that the benchmark return index is a customized combination of indices. Please tell us and disclose how the benchmark return index is calculated.

As indicated in the Company’s response letter on June 15, 2010, the Company intends to revise its disclosures beginning with its Form 10-Q for the quarter ended June 30, 2010. In response to the Staff’s additional comment, the revised disclosure will include a table detailing the various components of the Company’s benchmark return index. For illustrative purposes, shown below is the revised disclosure, which includes the adjusted 2009 Form 10-K disclosure previously provided on June 15, 2010 and the additional table:

Total Return on Investments

Total return on investments includes net investment income, equity in net income or loss of investment funds accounted for using the equity method, net realized gains and losses and the change in unrealized gains and losses generated by our investment portfolio. Total return is calculated on a pre-tax basis and before investment expenses and includes the effect of financial market conditions along with foreign currency fluctuations. Management uses total return on investments as a key measure of the return generated to common shareholders on the capital held in the business, and compares the return generated by our investment portfolio against a benchmark return index.

The benchmark return index is a customized combination of indices intended to approximate a target portfolio by asset mix and average credit quality while also matching the approximate estimated duration and currency mix of our insurance and reinsurance liabilities. Although the estimated duration and average credit quality of this index will move as the duration and rating of its constituent securities change, generally we do not adjust the composition of the benchmark return index. The benchmark return index should not be interpreted as expressing a preference for or aversion to any particular sector or sector weight. The index is intended solely to provide, unlike many master indices that change based on the size of their constituent indices, a relatively stable basket of investable indices.

At December 31, 2009, the benchmark return index had an average credit quality of AA+, an estimated duration of 3.31 years and included weightings to the following indices: [table added]

Weighting
Merrill Lynch Unsubordinated U.S. Treasuries/Agencies, 1-10 Years Index	30.875%
Merrill Lynch U.S. Corporates and All Yankees, 1-10 Years Index	20.875%
Merrill Lynch Mortgage Master Index	11.875%
Barclays Capital CMBS, AAA Index	10.000%
Merrill Lynch Municipals, 1-10 Years Index	7.125%
MSCI World Free Index	5.000%
Merrill Lynch U.S. Treasury Bills, 0-3 Months Index	4.750%
Merrill Lynch U.S. High Yield Master II Constrained Index	2.375%
Barclays Capital U.S. High-Yield Corporate Loan Index	2.375%
Merrill Lynch U.K. Gilts, 1-10 Years Index	2.375%
Merrill Lynch EMU Direct Government 1-10 Years Index	2.375%
Total	100.000%

For 2009, 2008 and 2007, set forth below is the pre-tax total return (before investment expenses) of our investment portfolio (including fixed maturities, short-term investments and fixed maturities and short-term investments pledged under securities lending agreements) compared to the benchmark return index against which we measured our portfolio during the year. Our investment expenses were approximately 0.20% of average invested assets in 2009, compared to 0.14% in 2008 and 0.15% in 2007.

	Arch Portfolio	Benchmark Return Index

Pre-tax total return (before investment expenses):
Year ended December 31, 2009	11.28%	9.71%
Year ended December 31, 2008	(2.84)%	(1.42)%
Year ended December 31, 2007	6.52%	6.97%

The performance of our portfolio during 2009 exceeded that of the benchmark return index largely for the same reason that it underperformed in 2008 and 2007: namely, the portfolio was underweight in Treasury, Agency and foreign government securities compared to the benchmark return index used. Additionally, a shorter-than-index duration contributed to performance as Treasury rates increased during 2009.